March 6, 2008

VIA OVERNIGHT MAIL

Christopher J. White, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, DC 20549-7010

Re:	Aurora Oil & Gas Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File No. 1-32888

Dear Mr. White:

This letter supplements our letter of February 28, in which Aurora Oil & Gas Corporation (the “Company”) responded to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 13, 2008 (the “Comment Letter”). On March 4, 2008, we received a voice message from Mr. Jim Murphy requesting that we expand on our response to Engineering Comment No. 5. For your convenience, we have repeated this comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Engineering Comments

Reserve Report

5.
It appears that with low cumulative production volumes most of the New Albany Shale wells have been on production for just a short time. Please confirm if this is true and if so, tell us how you estimated the reserves for these wells, the proved developed not producing wells and the proved undeveloped wells. Provide us with a production graph over time for all the New Albany Shale wells you have an interest in. Include the production to date, your forecasted rate of production as of December 31, 2006 with the reserves as of that date and your forecasted rate of production as of December 31, 2007 on the graphs.

Mr. Christopher J. White
U.S. Securities and Exchange Commission
March 6, 2008

RESPONSE: The first four New Albany Shale wells in the Plainville Field commenced production on December 30, 2005. After these wells had been producing for approximately six months, Schlumberger Data & Consulting Services (“DCS”) generated a forecast of production and reserves utilizing their SHALEGAS multi-phase reservoir simulator which was designed specifically for evaluating fractured shale formations. General reservoir information, rock matrix data and bulk fracture system parameters were input into the simulator; then the available production data was used to calibrate the simulator through history matching. The result was a composite New Albany Shale type curve (attached) with a 50-year life that has been used to model performance of an average Plainville Field producing well.

The type curve developed by DCS was adjusted upward or downward as appropriate to match actual performance of the proved developed producing wells. The same type curve was applied, without adjustment, to provide a representation of production and reserves for each proved developed non-producing well and for each proved undeveloped well. It is the Company’s belief that the DCS type curve is a reasonable projection of average New Albany Shale well performance in the Plainville Field.

As requested, we have provided a graph (attached) for each of the fourteen New Albany Shale wells that were producing at the end of 2006. The projection of proved developed producing reserves recognized in the Company’s 2006 reserve report is depicted by the red line. Please note that the historical gas production depicted by the red circles are daily volumes metered by the operator. DCS chose to base their projections on the daily volumes since they provide a more accurate representation of well capability than do the monthly production volumes. As you can see, most of the wells have experienced a significant amount of reduced production (i.e. daily rates below the main production trend) due to operational issues (e.g. artificial lift failures, compressor downtime, treating plant downtime) that skews the monthly production data. DCS has applied a shrinkage factor to the individual well production projections to bring the production in line with actual sales volumes. The effect of the shrinkage is reflected in the net gas volumes shown in the reserve report but not in the gross gas volumes.

Also, please note that the historical production for the Divine Farms 1-15H ceased in early 2007 when the well was temporarily abandoned by the operator. An experimental hydraulic fracture stimulation performed on the well introduced hydrogen sulfide from another reservoir into the New Albany Shale. The operator subsequently set a plug in the wellbore rather than install the necessary equipment required to remove the hydrogen sulfide.

Mr. Christopher J. White
U.S. Securities and Exchange Commission
March 6, 2008

If you have any further questions or comments, please feel free to contact me at 231-941-0073, or you can contact John Hunter, Aurora’s Vice President of Exploration & Production, at the same number.

Very truly yours,

Barbara E. Lawson Chief Financial Officer

cc:	John C. Hunter
Dean A. Swift
Iris K. Linder
Rick Wesolek

BURKHART 1-6H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
Test Gas
Gas
100
10
1
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

DIVINE FARMS 1-14H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
100
10
1
Gas
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

DIVINE FARMS 1-15H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Test Gas (Mcf/day)
Gas (Mcf/day)
Well Count
100
10
1
Test Gas
Gas
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

DYER FARMS CORP 1-3H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
Test Gas
Gas
100
10
1
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

GOODWIN 1-9H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
Test Gas
Gas
100
100
10
10
1
1
100
10
1
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

HINKLE 1-14H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
100
10
1
Test Gas
Gas
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

MYERS TRUST 1-6H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
Test Gas
Gas
100
10
1
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

ORA LONG TRUST 1-3H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
100
10
1
Test Gas
Gas
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

PETERSON 2-10H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
100
10
1
Test Gas
Gas
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

PETERSON 3-10H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
100
10
1
Test Gas
Gas
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

RECORDS 1-7H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
Test Gas
Gas
100
10
1
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

RECORDS 2-7H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
100
10
1
Gas
Test Gas
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

SPRINKLE 1-15H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
100
10
1
Test Gas
Gas
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

WOODRUFF TRUST 1-8H
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Gas (Mcf/day)
Test Gas (Mcf/day)
Well Count
100
10
1
Gas
Test Gas
2006
2007
2008
2009
2010
2011
2012
2013
2014

03/05/2008

TYPE CURVE
Reservoir: NEW ALBANY SHALE
State: IN

Oper: EL PASO PRODUCTION COMPANY

Water (bbl/day) O
Gas (Mcf/day) ∇
100
10
10
1
1
.1
.1
Gas
Water
08
12
16
20
24
28
32
36
40
44
48
52
56

03/05/2008